MovementX, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Unaudited

MovementX, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$338,394.71
Accounts Receivable	$24,632.50
Other Current Assets	$81,017.13
Total Current Assets	**$444,044.34**
Fixed Assets	$91,944.78
TOTAL ASSETS	**$535,989.12**
LIABILITIES AND EQUITY	
Liabilities	$1,062,247.58
Equity	$ -526,258.46
TOTAL LIABILITIES AND EQUITY	**$535,989.12**

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$571,242.64
Accounts Receivable	$4,448.75
Other Current Assets	$13,243.00
Total Current Assets	**$588,934.39**
Fixed Assets	$94,044.28
TOTAL ASSETS	**$682,978.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$98,309.76
Long-Term Liabilities	$854,498.82
Total Liabilities	**$952,808.58**
Equity	$ -269,829.91
TOTAL LIABILITIES AND EQUITY	**$682,978.67**

MovementX, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Miscellaneous Income	7,130.24
Sales	3,589,563.98
Sales of Product Income	7,692.72
Total Income	**$3,604,386.94**
Cost of Goods Sold	$2,561,647.43
GROSS PROFIT	$1,042,739.51
Expenses	
Admin general	225,615.95
Admin non-discretionary	9,244.64
Advertising & Marketing	73,185.48
Ask My Accountant	0.00
Miscellaneous Expense	67,000.00
Personnel / Payroll	860,696.34
Product Development Expenses	52,470.93
Travel and Business Meetings	1,926.95
Total Expenses	**$1,290,140.29**
NET OPERATING INCOME	$ -247,400.78
Other Income	$14,376.58
Other Expenses	$23,404.35
NET OTHER INCOME	$ -9,027.77
NET INCOME	$ -256,428.55

January - December 2022

	TOTAL
Income	
Miscellaneous Income	5,039.96
Sales	2,414,870.83
Sales of Product Income	999.01
Total Income	**$2,420,909.80**
Cost of Goods Sold	$1,660,369.25
GROSS PROFIT	$760,540.55
Expenses	
Admin general	162,204.87
Admin non-discretionary	36,050.97
Advertising & Marketing	47,784.84
Miscellaneous Expense	88,000.00
Personnel / Payroll	684,962.13
Product Development Expenses	24,070.25
Travel and Business Meetings	4,824.22
Total Expenses	**$1,047,897.28**
NET OPERATING INCOME	$ -287,356.73
Other Income	
Other Income	11,059.49
Total Other Income	**$11,059.49**
Other Expenses	$13,914.27
NET OTHER INCOME	$ -2,854.78
NET INCOME	$ -290,211.51

MovementX, Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-256,428.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	23,992.08
Net cash provided by operating activities	$ -232,436.47
INVESTING ACTIVITIES	$ -12,263.35
FINANCING ACTIVITIES	$11,851.89
NET CASH INCREASE FOR PERIOD	$ -232,847.93
Cash at beginning of period	571,242.64
CASH AT END OF PERIOD	$338,394.71

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-290,211.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	70,926.56
Net cash provided by operating activities	$ -219,284.95
INVESTING ACTIVITIES	$ -83,290.46
FINANCING ACTIVITIES	$18,944.82
NET CASH INCREASE FOR PERIOD	$ -283,630.59
Cash at beginning of period	854,873.23
CASH AT END OF PERIOD	$571,242.64

MovementX, Inc.
Statement of Changes in Equity

Particulars	Class A Common Stock	Class B Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Authorized Shares	7,000,000	3,000,000	-	-	-	-
Opening Balance (2022)	6,000,000	1,150,000	-	-	-	-
Net Income (Loss)					-$290,211.51	-$290,211.51
Other Comprehensive Income					-	-
Closing Balance (2022)	6,000,000	1,150,000	-	-	-$290,211.51	-$269,829.91
Opening Balance (2023)	6,000,000	1,150,000	-	-	-$290,211.51	-$269,829.91
Net Income (Loss)					-$256,428.55	-$256,428.55
Other Comprehensive Income					-	-
Closing Balance (2023)	6,000,000	1,150,000	-	-	-$546,640.06	-$526,258.46

MovementX, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
$USD

1. ORGANIZATION AND PURPOSE

MovementX, Inc. (the "Company") is a corporation organized in September 1, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company, equity financing and other legal counsel as needed.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.